Mail Stop 3561

				March 3, 2006

By Facsimile and U.S. Mail

Mr. Joseph G. McGuire
President and Chief Executive Officer
Tweeter Home Entertainment Group, Inc.
40 Pequot Way
Canton, MA 02021

		Re:	Tweeter Home Entertainment Group, Inc.
			Form 10-K for the year ended September 30, 2005
			Filed December 29, 2005
			File No. 0-24091

Dear Mr. McGuire:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your
explanation
as to why our comment is inapplicable or a revision is
unnecessary.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Fiscal Year Ended September 30, 2005

Consolidated Statements of Operations, page F-4

1. We note that you have a separate line item entitled "Non-cash compensation charges" on your statement of operations. We advise you that Item 10(e)(1)(ii)(c) of Regulation S-K prohibits the presentation of a non-GAAP measure on the face of your financial
statements.   In future filings please include non-cash
compensation
in the appropriate expense line items. You may disclose non-cash compensation charges included in specific line items parenthetically on the face of your statement of operations, in the notes to your financial statements or within Management`s Discussion and Analysis of Financial Condition and Results of Operations. Refer to SAB Topic
14:G.

Consolidated Statements of Cash Flows, page F-6

2. Please present the cash inflows of debt proceeds and cash outflows of debt repayments on a gross basis when the debt instrument includes original maturity of greater than three months. Net reporting is not permitted in such circumstances. Refer to paragraphs 13 and 79 of SFAS 95.

Summary of Significant Accounting Policies, page F-7

3. Please tell us and disclose in future filings the types of costs that you capitalize in inventory. Refer to Rule 5-06(b) of Regulation S-X.

4. Please tell us and disclose in future filings what revenues are recognized upon delivery and what revenues are recognized upon shipment. Please also tell us your basis for each recognition policy.

Note 6.  Accrued Expenses, page F-16

5. Please tell us the items and their amounts included in other accrued expenses for each year presented. If any of the items exceed five percent of total current liabilities, please revise future filings to separately state, in the balance sheet or in a note, the items in excess of five percent of total liabilities. Refer to Rule
5-02(21) of Regulation S-X.







Note 11. Acquisition, Intangibles and Goodwill, page F-19

6. We note that you allocated $5,250,868 of the purchase price to acquire Sumarc Electronics Incorporated to goodwill. Please tell why you did not recognize intangible assets apart from goodwill. In doing so, please address marketing related intangible assets and contract based intangible assets, including lease agreements. Please refer to paragraph 39 of FAS 141.

Note 12. Stockholders` Equity, page F-20

7. Please tell us how you treated the restricted common stock in determining the number of shares outstanding used in your
calculation
of basic and diluted earnings per share.   Refer to paragraph 10
of
SFAS 128.

Note 13. Related Party Transactions, page F-23

8. Please tell us how you account for your share of the intercompany gross profit on inventory acquired from equity method investees in recognizing equity income. Please refer to AIN-APB 18. In future filings please disclose how intercompany profits on transactions with investees are accounted for in your financial statements.

Exhibits 31.1 and 31.2

9. In future filings please omit "annual" from paragraphs 2-4. In addition, please amend your filing to include paragraph 4(b) in your certifications. Refer to Item 601(b)(31)(i) of Regulation S-K.
````
		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. ```````````````````````````````````````````````
Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-
3337.
Any other questions regarding disclosure issues may be directed to the undersigned at (202) 551-3716.


                Sincerely,



		          William Choi
                                  Accounting Branch Chief
`


Mr. Joseph G. McGuire
President and Chief Executive Officer
March 3, 2006
Page 4